SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-6715

NOTIFICATION OF LATE FILING

(Check One):	[ X]	Form 10-K	[ ]	Form 11-K	[ ]	Form 20-F	[ ]	Form 10-Q
	[ ]	Form N-SAR

            For Period Ended:          July 31, 2004

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

           For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full name of registrant: Analogic Corporation
Former name if applicable:
Address of principal executive office (Street and number): 8 Centennial Drive
City, state and zip code: Peabody, MA 01960

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In the course of preparing its Annual Report on Form 10-K, Analogic Corporation (the “Company”) further evaluated certain information leading it to question whether appropriate revenue recognition procedures had been followed in all cases by its Camtronics Medical Systems subsidiary, a leading supplier of advanced Cardiac Information Management Systems. As a result, the Company is conducting an additional review of certain Camtronics transactions and the revenue recognition procedures followed. Because of this review, the Company is unable to complete by the prescribed due date the preparation and audit of its financial statements for the fiscal year ended July 31, 2004 without unreasonable effort or expense. The Company expects that this review will be completed in time to file its Form 10-K by October 29, 2004 and will exert all reasonable efforts to ensure that it is.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John J. Millerick, Chief Financial Officer, (978) 977-3000

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X]       Yes       [    ]       No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X]       Yes       [    ]       No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced in the Company’s press release dated September 22, 2004, the Company expects that the results of operations for fiscal 2004 will indicate a reduction in revenue and net income as compared to the results of operations for fiscal 2003 due primarily to lower sales of the Company’s Explosive Assessment Computed Tomography (EXACT) scanner system. The Company cannot provide a reasonable estimate of the amount of the changes in operating results from fiscal 2003 to fiscal 2004 until it has completed the preparation and audit if its financial statements for fiscal 2004.

Analogic Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	October 14, 2004	By:	/s/ John J. Millerick Name: John J. Millerick Title: Sr. Vice President, Chief Financial Officer and Treasurer